                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549
                                 ____________________

                                     SCHEDULE 13D
                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 2)
                                 ____________________

                            HORIZON GROUP PROPERTIES, INC.
                                   (Name of Issuer)

                       COMMON STOCK, PAR VALUE $0.01 PER SHARE
                            (Title of Class of Securities)

                                     44041U 10 2
                                    (CUSIP Number)

                                  MICHAEL W. RESCHKE
                                 77 WEST WACKER DRIVE
                                      SUITE 3900
                                  CHICAGO, IL 60601
                                    (312) 917-1500
             (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)

                                   With a copy to:
                                WAYNE D. BOBERG, ESQ.
                                   WINSTON & STRAWN
                                 35 WEST WACKER DRIVE
                                  CHICAGO, IL 60601
                                    (312) 558-5600

                                   AUGUST 27, 1998
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /

                                     SCHEDULE 13D

       CUSIP No.    44041U 10 2
- ------------------------------------------------------------------------------


      1.   NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Michael W. Reschke
- ------------------------------------------------------------------------------
      2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) / /
                                                                       (b) /X/

- ------------------------------------------------------------------------------
      3.   SEC USE ONLY
- ------------------------------------------------------------------------------
      4.   SOURCE OF FUNDS

                00
- ------------------------------------------------------------------------------
      5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                 / /
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
- ------------------------------------------------------------------------------
      6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                United States of America
- ------------------------------------------------------------------------------

           NUMBER OF SHARES      7.   SOLE VOTING POWER - 8,206
        BENEFICIALLY OWNED BY    ---------------------------------------------
           EACH PERSON WITH      8.   SHARED VOTING POWER - 972,724
                                 ---------------------------------------------
                                 9.   SOLE DISPOSITIVE POWER - 8,206
                                 ---------------------------------------------
                                 10.  SHARED DISPOSITIVE POWER -972,724
- ------------------------------------------------------------------------------

- ------------------------------------------------------------------------------
      11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Individually beneficially owns 8,206 shares of Common Stock, par value $0.01 per share, of the Issuer ("Common Stock"). May be deemed to share beneficial ownership of: (i) 523,818 shares of Common Stock and 75,620 Common Units of Horizon Group Properties, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock at any time (or, at the Issuer's election, cash of equivalent value), directly owned by Prime Group
      Limited Partnership, an Illinois limited partnership ("PGLP"); (ii) 277,850 Common Units directly owned by Prime Financing Limited Partnership, an Illinois limited partnership ("PFLP"); (iii) 42,281 Common Units directly owned by Prime Group II, L.P., an Illinois limited partnership ("PG-II"); (iv) 3,081 Common Units directly owned by Prime Group III, L.P., an Illinois limited partnership ("PG-III"); (v) 6,818 Common Units directly owned by Prime Group IV, L.P., an Illinois limited partnership ("PG-IV"); and (vi) 35,050 Common Units directly owned by Prime Group V, L.P., an Illinois limited partnership ("PG-V") by virtue of his position as managing general partner of PGLP and his ability to control PFLP, PG-II, PG-III, PG-IV and PG-V.
- ------------------------------------------------------------------------------
      12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES / /,
- ------------------------------------------------------------------------------
      13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Individually beneficially owns 8,206 shares of Common Stock which constitute approximately 0.3% of the outstanding shares of Common Stock. May be deemed to share beneficial ownership of the approximately: (i) 523,818 shares of Common Stock and 75,620 Common Units directly owned by PGLP, which, assuming exchange of the Common Units, constitute approximately 21.1% of the outstanding shares of Common Stock; (ii) 277,850 Common Units directly owned by PFLP which, assuming exchange of the Common Units, constitute approximately 9.1% of the outstanding shares of Common Stock; (iii) 42,281 Common Units directly owned by PG-II which, assuming exchange of the Common Units, constitute approximately 1.5% of the outstanding shares of Common Stock; (iv) 3,081 Common Units directly owned by PG-III which, assuming exchange of the Common Units, constitute approximately 0.1% of the outstanding shares of Common Stock; (v) 6,818 Common Units directly owned by PG-IV which, assuming exchange of the Common Units, constitute approximately 0.3% of the outstanding shares of Common Stock; and (vi) 35,050 Common Units directly owned by PG-V which, assuming exchange of the Common Units, constitute approximately 1.3% of the outstanding shares of Common Stock, by virtue of his position as managing general partner of PGLP and his ability to control PFLP, PG-II, PG-III, PG-IV and PG-V.
- ------------------------------------------------------------------------------
      14.  TYPE OF REPORTING PERSON - IN
- ------------------------------------------------------------------------------

                                     SCHEDULE 13D

 CUSIP No.  44041U 10 2
- ------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           PGLP, Inc.
- ------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) / /
                                                                       (b) /X/
- ------------------------------------------------------------------------------
 3.   SEC USE ONLY
- ------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

           Not Applicable
- ------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                      / /
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
- ------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           Illinois, United States of America
- ------------------------------------------------------------------------------

      NUMBER OF SHARES       7.   SOLE VOTING POWER - 0
 BENEFICIALLY OWNED BY EACH  -------------------------------------------------
         PERSON WITH         8.   SHARED VOTING POWER - 87,230
                             -------------------------------------------------
                             9.   SOLE DISPOSITIVE POWER - 0
                             -------------------------------------------------
                             10.  SHARED DISPOSITIVE POWER - 87,230
- ------------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           May be deemed to share beneficial ownership of: (i) 42,281 Common Units of Horizon Group Properties, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock, par value $0.01 per share, of the Issuer ("Common Stock") at any time (or, at the Issuer's election, case of equivalent value), owned by Prime Group, II, L.P., an Illinois limited partnership ("PG-II"); (ii) 3,081 Common Units owned by Prime Group III, L.P., an Illinois limited partnership ("PG-III"); (iii) 6,818 Common Units owned by Prime Group IV, L.P., an Illinois limited partnership ("PG-IV"); and (iv) 35,050 Common Units owned by Prime Group V, L.P., an Illinois limited partnership ("PG-V") by virtue of its position as managing general partner of each of PG-II, PG-III, PG-IV and PG-V.
- ------------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       / /
- ------------------------------------------------------------------------------

- ------------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           May be deemed to share beneficial ownership of: (i) 42,281 Common Units owned by PG-II which, assuming exchange of the Common Units, constitute approximately 1.5% of the outstanding shares of Common Stock; (ii) 3,081 Common Units owned by PG-III which, assuming exchange of the Common Units, constitute approximately 0.1% of the outstanding shares of Common Stock; (iii) 6,818 Common Units owned by PG-IV which, assuming exchange of the Common Units, constitute approximately 0.3% of the outstanding shares of Common Stock; and
           (iv) 35,050 Common Units owned by PG-V which, assuming exchange of the Common Units, constitutes approximately 1.3% of the outstanding shares of Common Stock by virtue of its position as managing general partner of each of PG-II, PG-III, PG-IV and PG-V.

- ------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON - CO
- ------------------------------------------------------------------------------

                                     SCHEDULE 13D

 CUSIP No.  44041U 10 2
- ------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Prime Finance, Inc.
- ------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) / /

                                                                       (b) /X/
- ------------------------------------------------------------------------------
 3.   SEC USE ONLY
- ------------------------------------------------------------------------------

 4.   SOURCE OF FUNDS

           Not Applicable
- ------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                      / /
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
- ------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           Illinois, United States of America
- ------------------------------------------------------------------------------

      NUMBER OF SHARES       7.   SOLE VOTING POWER - 0
 BENEFICIALLY OWNED BY EACH  -------------------------------------------------
         PERSON WITH
                             8.   SHARED VOTING POWER - 277,850
                             -------------------------------------------------
                             9.   SOLE DISPOSITIVE POWER - 0
                             -------------------------------------------------
                             10.  SHARED DISPOSITIVE POWER - 277,850
- ------------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           May be deemed to share beneficial ownership of 277,850 Common Units of Horizon Group Properties, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock, par value $0.01 per share, of the Issuer, at any time (or, at the Issuer's election, cash of equivalent value), directly owned by Prime Financing Limited Partnership by virtue of its position as managing general partner of Prime Financing Limited Partnership.

- ------------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /
- ------------------------------------------------------------------------------

- ------------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           May be deemed to share beneficial ownership of the approximate 9.1% equity interest in the Issuer directly owned by Prime Financing Limited Partnership, assuming exchange of the Common Units, by virtue of its position as managing general partner of Prime Financing Limited Partnership.

- ------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON - CO
- ------------------------------------------------------------------------------

                                    SCHEDULE 13D

 CUSIP No.  44041U 10 2
- ------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Prime Group Limited Partnership
- ------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) / /
                                                                       (b) /X/
- ------------------------------------------------------------------------------
 3.   SEC USE ONLY
- ------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

           00  and PF
- ------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                       / /
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
- ------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           Illinois, United States of America
- ------------------------------------------------------------------------------

      NUMBER OF SHARES       7.   SOLE VOTING POWER - 599,438
 BENEFICIALLY OWNED BY EACH  -------------------------------------------------
         PERSON WITH
                             8.   SHARED VOTING POWER - 0
                             -------------------------------------------------
                             9.   SOLE DISPOSITIVE POWER - 599,438
                             -------------------------------------------------
                             10.  SHARED DISPOSITIVE POWER - 0
- ------------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           523,818 shares of Common Stock of the Issuer, $0.01 par value per share ("Common Stock") and 75,620 Common Units of Horizon Group Properties, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock at any time or, at the Issuer's election, cash of equivalent value.

- ------------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /
- ------------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           Approximately 21.1% equity interest in the Issuer assuming exchange of the Common Units.
- ------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON - PN
- ------------------------------------------------------------------------------

                                    SCHEDULE 13D

 CUSIP No.  44041U 10 2
- ------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Prime Financing Limited Partnership
- ------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) / /
                                                                       (b) /X/
- ------------------------------------------------------------------------------
 3.   SEC USE ONLY
- ------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

           00
- ------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                       / /
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
- ------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           Illinois, United States of America
- ------------------------------------------------------------------------------

      NUMBER OF SHARES       7.   SOLE VOTING POWER - 277,850
 BENEFICIALLY OWNED BY EACH  -------------------------------------------------
         PERSON WITH         8.   SHARED VOTING POWER - 0
                             -------------------------------------------------
                             9.   SOLE DISPOSITIVE POWER - 277,850
                             -------------------------------------------------
                             10.  SHARED DISPOSITIVE POWER - 0
- ------------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           277,850 Common Units of Horizon Group Properties, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock of the Issuer, $0.01 par value per share ("Common Stock"), at any time or, at the Issuer's election, cash of equivalent value.

- ------------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /
- ------------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           Approximately 9.1% equity interest in the Issuer assuming exchange of the Common Units.
- ------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON - PN
- ------------------------------------------------------------------------------

                                    SCHEDULE 13D

 CUSIP No.  44041U 10 2
- ------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Prime Group II, L.P.
- ------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) / /
                                                                       (b) /X/
- ------------------------------------------------------------------------------
 3.   SEC USE ONLY
- ------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

           00
- ------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                       / /
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
- ------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           Illinois, United States of America
- ------------------------------------------------------------------------------

      NUMBER OF SHARES       7.   SOLE VOTING POWER - 42,281
 BENEFICIALLY OWNED BY EACH  -------------------------------------------------
         PERSON WITH         8.   SHARED VOTING POWER - 0
                             -------------------------------------------------
                             9.   SOLE DISPOSITIVE POWER 42,281
                             -------------------------------------------------
                             10.  SHARED DISPOSITIVE POWER - 0
- ------------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           42,281 Common Units of Horizon Group Properties, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock of the Issuer, $0.01 par value per share, at any time or, at the Issuer's election, cash of equivalent value.

- ------------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /
- ------------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           Approximately 1.5% equity interest in the Issuer assuming exchange of the Common Units.
- ------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON - PN
- ------------------------------------------------------------------------------

                                    SCHEDULE 13D

 CUSIP No.  44041U 10 2
- ------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Prime Group III, L.P.
- ------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) / /
                                                                       (b) /X/
- ------------------------------------------------------------------------------
 3.   SEC USE ONLY
- ------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

           00
- ------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                       / /
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
- ------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           Illinois, United States of America
- ------------------------------------------------------------------------------

      NUMBER OF SHARES       7.   SOLE VOTING POWER - 3,081
 BENEFICIALLY OWNED BY EACH  -------------------------------------------------
         PERSON WITH         8.   SHARED VOTING POWER - 0
                             -------------------------------------------------
                             9.   SOLE DISPOSITIVE POWER - 3,081
                             -------------------------------------------------
                             10.  SHARED DISPOSITIVE POWER - 0
- ------------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,081 Common Units of Horizon Group Properties, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock of the Issuer, $0.01 par value per share, at any time or, at the Issuer's election, cash of equivalent value.

- ------------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /
- ------------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           Approximately 0.1% equity interest in the Issuer assuming exchange of the Common Units.
- ------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON - PN
- ------------------------------------------------------------------------------

                                    SCHEDULE 13D

 CUSIP No.  44041U 10 2
- ------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Prime Group IV, L.P.
- ------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) / /
                                                                       (b) /X/
- ------------------------------------------------------------------------------
 3.   SEC USE ONLY
- ------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

           00
- ------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                       / /
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
- ------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           Illinois, United States of America
- ------------------------------------------------------------------------------

      NUMBER OF SHARES       7.   SOLE VOTING POWER - 6,818
 BENEFICIALLY OWNED BY EACH  -------------------------------------------------
         PERSON WITH         8.   SHARED VOTING POWER - 0
                             -------------------------------------------------
                             9.   SOLE DISPOSITIVE POWER - 6,818
                             -------------------------------------------------
                             10.  SHARED DISPOSITIVE POWER - 0
- ------------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           6,818 Common Units of Horizon Group Properties, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock of the Issuer, $0.01 par value per share, at any time or, at the Issuer's election, cash of equivalent value.

- ------------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /
- ------------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           Approximately 0.3% equity interest in the Issuer assuming exchange of the Common Units.
- ------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON - PN
- ------------------------------------------------------------------------------

                                    SCHEDULE 13D

 CUSIP No.  44041U 10 2
- ------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Prime Group V, L.P.
- ------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) / /
                                                                       (b) /X/
- ------------------------------------------------------------------------------
 3.   SEC USE ONLY
- ------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

           00
- ------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                       / /
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
- ------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           Illinois, United States of America
- ------------------------------------------------------------------------------
      NUMBER OF SHARES       7.   SOLE VOTING POWER - 35,050
 BENEFICIALLY OWNED BY EACH  -------------------------------------------------
         PERSON WITH
                             8.   SHARED VOTING POWER - 0
                             -------------------------------------------------
                             9.   SOLE DISPOSITIVE POWER - 35,050
                             -------------------------------------------------
                             10.  SHARED DISPOSITIVE POWER - 0
- ------------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           35,050 Common Units of Horizon Group Properties, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock of the Issuer, $0.01 par value per share, at any time or, at the Issuer's election, cash of equivalent value.

- ------------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /
- ------------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           Approximately 1.3% equity interest in the Issuer assuming exchange of the Common Units.
- ------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON - PN
- ------------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER.

          This Amendment No. 2 to Schedule 13D relates to shares of Common Stock, par value $0.01 per share ("Common Stock"), of Horizon Group
Properties, Inc., a Maryland corporation (the "Company").   The principal
executive offices of the Company are located at 5000 Hakes Drive, Norton Shores, Michigan 49441.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a) and (f). This Amendment No. 2 to Schedule 13D is filed by each of Michael W. Reschke, an individual and a citizen of the United States of America ("Reschke"); PGLP, Inc., an Illinois corporation ("PGLPI"); Prime Finance, Inc., an Illinois corporation ("Prime Finance"); Prime Group Limited Partnership, an Illinois limited partnership ("PGLP"); Prime Financing Limited Partnership, an Illinois limited partnership ("PFLP"); Prime Group II, L.P., an Illinois limited partnership ("PG-II"); Prime Group III, L.P., an Illinois limited partnership ("PG-III"); Prime Group IV, L.P., an Illinois limited partnership ("PG-IV") and Prime Group V, L.P., an Illinois limited partnership ("PG-V").

          Reschke (i) is the managing general partner of PGLP; (ii) owns an approximate 50.75% equity interest in PGLPI, which is the managing general partner of each of PG-II, PG-III, PG-IV, and PG-V; and (iii) owns an approximate 50.75% equity interest in Prime International, Inc., which owns all of the issued and outstanding stock of Prime Finance, which is the managing general partner of PFLP.

          (b) (i) The business address of each of Reschke, PGLPI, Prime Finance, PGLP, PFLP, PG-II, PG-III, PG-IV, and PG-V is:

                77 West Wacker Drive
                Suite 3900
                Chicago, Illinois 60601

                (ii) Unless otherwise indicated in paragraph (c)(iii) of this
Item 2, the business address of each person listed in paragraph (c)(iii) of this
Item 2 is:

                77 West Wacker Drive
                Suite 3900
                Chicago, Illinois 60601

          (c)(i) Reschke is the Chairman, President and Chief Executive Officer of The Prime Group, Inc., an Illinois corporation ("PGI") , the President and a member of the Board of Directors of PGLPI and Prime Finance and the Chairman of the Board of Trustees of Prime Group Realty Trust, a publicly traded real estate investment trust ("PGRT"). Reschke is also a member of the Board of Directors of the Company and the Chairman of the Board of Directors of each of Prime Retail, Inc., a publicly traded real estate investment trust engaged in the ownership, development and management of factory outlet centers, and Brookdale Living Communities, Inc., a publicly traded Delaware corporation involved in the ownership, development and operation of senior independent and assisted living facilities. The principal business of PGI is the ownership, development and management of, and investment in, directly or indirectly, real estate. The principal business of PGRT is the acquisition, development, finance, construction, leasing, marketing, renovation and property management of office and industrial properties.

          (ii) The principal business of each of PGLPI, Prime Finance, PGLP, PFLP, PG-II, PG-III, PG-IV, and PG-V is the ownership, development and management of, and investment in, directly or indirectly, real estate.

          (iii) The following table sets forth the name and the principal occupation or employment of each director and executive officer (except Reschke (see paragraph (c)(i) of this Item 2)) of PGLPI and Prime Finance:

 Name                            Present Principal Occupation or Employment
- ------                           ------------------------------------------

 Robert J. Rudnik (A)(B). . . .  Executive Vice President/General Counsel and
                                 Secretary of PGI; Vice President and Secretary of PGLPI and Prime Finance; Executive Vice President/ General Counsel and Secretary of Brookdale Living Communities, Inc.

 Gary J. Skoien . . . . . . . .  President, Chief Executive Officer and
                                 Chairman of Board of the Company; Executive
                                 Vice President of PGI; Vice President of PGLPI and Prime Finance

 Mark K. Cynkar . . . . . . . .  Senior Vice President and Chief Financial
                                 Officer of PGI; Vice President of PGLPI and
                                 Prime Finance

 Ray R. Grinvalds . . . . . . .  Senior Vice President/Asset and Development
                                 Management of PGI; Vice President and
                                 Treasurer of PGLPI

 Warren H. John (B) . . . . . .  Vice President of PGI; Vice President and
                                 Assistant Secretary of PGLPI
 -------------------
 (A) Director of Prime Finance
 (B) Director of PGLPI


          All of the executive officers and directors of PGLPI and Prime Finance are citizens of the United States of America.

          (d) and (e) During the last five years, none of Reschke or any of the executive officers of PGLPI or Prime Finance (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Pursuant to an Amended and Restated Agreement and Plan of Merger, dated as of February 1, 1998, by and among the Company, Prime Retail, Inc., Horizon Group, Inc., Sky Merger Corp., Horizon Group Properties, L.P., and Horizon/Glen Outlet Centers Limited Partnership, among other things, the initial distribution (the "Distribution") was effected of the Common Stock and Common Units of Horizon Group Properties, L.P., a Delaware limited partnership ("Common Units") which Common Units are exchangeable on a one for one basis for Common Stock (or, at the Company's election, cash of equivalent value). As a result of the Distribution, on June 15, 1998, Reschke and PGLP received shares of Common Stock and PGLP, PFLP, PG-II, PG-III, PG-IV, and PG-V received Common Units.

          In addition, PGLP purchased the following number of shares of Common Stock in the open market at the prices and on the dates indicated: (i) 70,000 shares at an average price of $6.00 per share on June 17, 1998; (ii) 42,000 shares at an average price of $6.63 per share on June 26, 1998; (iii) 20,000 shares at an average price of $6.63 on June 29, 1998; (iv) 17,500 shares at an average price of $6.75 on July 1, 1998; (v) 10,000 shares at an average price of $6.75 per share on July 7, 1998; (vi) 10,000 shares at an average price of $6.50 per share on July 9, 1998; (vii) 20,000 shares at an average price of $6.13 on July 14, 1998; (viii) 10,000 shares at an average price of $6.00 on July 14, 1998; (ix) 30,000 shares at an average price of $6.18 on July 10, 1998; (x) 20,000 shares at an average price of $5.63 on July 21, 1998; (xi) 10,000 shares at an average price of $5.38 on July 27, 1998; (xii) 10,000 shares at an average price of $3.75 on August 24, 1998;
(xiii) 10,000 shares at an average price of $3.94 on August 26, 1998; (xiv) 45,000 shares at an average price of $3.94 on August 27, 1998 and (xv) 5,000 shares at an average price of $3.88 on August 28, 1998. PGLP purchased the foregoing shares in the open market and, except for the shares described in
(ix), (xi), (xii), (xiii), (xiv), and (xv) above, funded such purchases in part through an extension of margin credit in a brokerage account maintained with Friedman, Billings, Ramsey & Co., Inc. PGLP also purchased 181,818 shares of Common Stock at a price of $5.63 per share in a private transaction with Security Capital Preferred Growth Incorporated on August 4, 1998.

     PGLP also purchased Common Units as follows in private sales: (a) 18,554 Common Units at a price of $6.00 per unit from William H. Carpenter, Jr. as of July 28, 1998; (b) 18,553 Common Units at a price of $6.00 per unit from Abraham Rosenthal as of July 28, 1998 and (c) 36,363 Common Units at a price of $6.00 per unit from Security Capital Preferred Growth Incorporated on July 21, 1998.

ITEM 4.   PURPOSE OF TRANSACTION.

           Reschke and PGLP received shares of Common Stock and PGLP, PFLP, PG-II, PG-III, PG-IV, and PG-V received Common Units in the Distribution and intend to hold such securities for investment purposes. PGLP purchased the additional shares of Common Stock and Common Units owned by it for investment purposes.

          None of Reschke, PGLPI, Prime Finance, PGLP, PFLP, PG-II, PG-III, PG-IV, or PG-V has any current plans or proposals which relate to or would result in the types of transactions set forth in paragraphs (a) through (j) of the instructions for this Item 4.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) Reschke beneficially owns 8,206 shares of Common Stock, which number of shares constitute approximately 0.3% of the total outstanding shares of Common Stock. PGLP beneficially owns 523,818 shares of Common Stock and 75,620 Common Units which, assuming exchange of the Common Units, constitute approximately 21.1% of the outstanding shares of Common Stock. PFLP beneficially owns 277,850 Common Units which, assuming exchange of the Common Units, constitute approximately 9.1% of the outstanding shares of Common Stock. PG-II beneficially owns 42,281 Common Units which, assuming exchange of the Common Units, constitute approximately 1.5% of the outstanding shares of Common Stock. PG-III beneficially owns 3,081 Common Units which, assuming exchange of the Common Units, constitute approximately 0.1% of the outstanding shares of Common Stock. PG-IV beneficially owns 6,818 Common Units which, assuming exchange of the Common Units, constitute approximately 0.3% of the outstanding shares of Common Stock. PG-V beneficially owns 35,050 Common Units which, assuming exchange of the Common Units, constitute approximately 1.3% of the outstanding shares of Common Stock.

          By virtue of his position as managing general partner of PGLP and his ability to control PFLP, PG-II, PG-III, PG-IV and PG-V, Reschke may be deemed to share beneficial ownership of the 523,818 shares of Common Stock directly owned by PGLP and the 75,620, 277,850, 42,281, 3,081, 6,818, and 35,050 Common Units
owned by PGLP, PFLP, PG-II, PG-III, PG-IV, and PG-V, respectively. PGLPI may be deemed to share beneficial ownership of the 42,281, 3,081, 6,818 and 35,050 Common Units directly owned by PG-II, PG-III, PG-IV and PG-V, respectively, because PGLPI is the managing general partner of each of PG-II, PG-III, PG-IV
and PG-V.   Prime Finance may be deemed to share beneficial ownership of the
277,850 Common Units directly owned by PFLP because Prime Finance is the managing general partner of PFLP.

          (b)   Reschke has the sole power to direct the vote and disposition of
the 8,206 shares of Common Stock directly owned by Reschke.   PGLP has the sole
power to direct the vote and disposition of the 523,818 shares of Common Stock and 75,620 Common Units directly owned by PGLP. PFLP has the sole power to direct the vote and disposition of the 277,850 Common Units directly owned by PFLP. Each of PG-II, PG-III, PG-IV and PG-V has the sole power to direct the vote and disposition of the 42,281, 3,081, 6,818 and 35,050 Common Units directly owned by PG-II, PG-III, PG-IV and PG-V, respectively.

          By virtue of his position as managing general partner of PGLP and his ability to control PFLP, PG-II, PG-III, PG-IV and PG-V, Reschke may be deemed to share the power to direct the vote and disposition of the 523,818 shares of Common Stock directly owned by PGLP and the 75,620, 277,850, 42,281, 3,081, 6,818, and 35,050 Common Units owned by PGLP, PFLP, PG-II, PG-III, PG-IV, and PG-V, respectively. PGLPI may be deemed to share the power to direct the vote and disposition of the 42,281, 3,081, 6,818 and 35,050 Common Units directly owned by PG-II, PG-III, PG-IV and PG-V, respectively, because PGLPI is the managing general partner of each of PG-II, PG-III, PG-IV and PG-V. Prime Finance may be deemed to share the power to direct the vote and disposition of the 277,850 Common Units directly owned by PFLP because Prime Finance is the managing general partner of PFLP.

          (c)   Not applicable.

          (d)   Not applicable.

          (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           Pursuant to a Pledge and Security Agreement dated as of October 1, 1996 by and between PGLP and The Northern Trust Company, PGLP pledged 2,150 Common Units as security for the obligations of PGLP under a guaranty issued by PGLP with respect to a loan made by the Northern Trust Company to PGI.

          Pursuant to a Customer Agreement by and between PGLP and Bear, Stearns Securities Corp., PGLP pledged 523,818 Common Shares as security for certain obligations of PGLP with respect to the securities margin account PGLP maintains with Friedman, Billings, Ramsey & Co., Inc. for which the clearing broker is Bear, Stearns Securities Corp.

          Pursuant to a Pledge and Security Agreement dated as of October 1, 1996 by and between PG-III and The Northern Trust Company, PG-III pledged 3,081 Common Units as security for the obligations of PG-III under a guaranty issued by PG-III with respect to loans made by the Northern Trust Company to PGI.

          Pursuant to a Pledge and Security Agreement dated as of March 22, 1994, as amended, by and between PG-V and Lumbermens Mutual Casualty Company ("LMCC"), PG-V pledged 29,917 Common Units as security for the obligations of PG-V to LMCC under a guaranty issued by PG-V with respect to a loan made by LMCC to an affiliate of PG-V.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Customer Agreement by and between PGLP and Bear, Stearns Securities Corp. dated as of December 21, 1994, incorporated by reference to the filing persons' statement on Schedule 13D, Amendment No. 1, dated as of August 20, 1998.

                                      SIGNATURE


          After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 2 to Schedule 13D is true, complete and correct.



                              /s/ Michael W. Reschke
                              ----------------------------------------------
                                  Michael W. Reschke


                              Dated: September 21, 1998

                                     SIGNATURE


          After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 2 to Schedule 13D is true, complete and correct.

                              PGLP, INC.


                              By:       /s/ Michael W. Reschke
                                        ---------------------------------------
                              Name:     Michael W. Reschke
                              Title:    President


                              Dated: September 21, 1998

                                     SIGNATURE


          After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 2 to Schedule 13D is true, complete and correct.

                              PRIME FINANCE, INC.


                              By:       /s/ Michael W. Reschke
                                        ---------------------------------------
                              Name:     Michael W. Reschke
                              Title:    President


                              Dated: September 21, 1998

                                     SIGNATURE


          After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 2 to Schedule 13D is true, complete and correct.

                              PRIME GROUP LIMITED PARTNERSHIP



                              By:       /s/ Michael W. Reschke
                                        --------------------------------------
                              Name:     Michael W. Reschke
                              Title:    Managing General Partner


                              Dated: September 21, 1998

                                     SIGNATURE


          After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 2 to Schedule 13D is true, complete and correct.

                              PRIME FINANCING LIMITED PARTNERSHIP
                              By: Prime Finance, Inc., its managing general partner



                              By:       /s/ Michael W. Reschke
                                        --------------------------------------
                              Name:     Michael W. Reschke
                              Title:    President



                              Dated: September 21, 1998

                                     SIGNATURE


          After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 2 to Schedule 13D is true, complete and correct.

                              PRIME GROUP II, L.P.
                              By:  PGLP, Inc., its managing general partner


                              By:       /s/ Michael W. Reschke
                                        --------------------------------------
                              Name:     Michael W. Reschke
                              Title:    President

                              Dated: September 21, 1998

                                     SIGNATURE


          After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 2 to Schedule 13D is true, complete and correct.

                              PRIME GROUP III, L.P.
                              By:  PGLP, Inc., its managing general partner


                              By:       /s/ Michael W. Reschke
                                        --------------------------------------
                              Name:     Michael W. Reschke
                              Title:    President


                              Dated: September 21, 1998

                                     SIGNATURE


          After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 2 to Schedule 13D is true, complete and correct.

                              PRIME GROUP IV, L.P.
                              By:  PGLP, Inc., its managing general partner


                              By:       /s/ Michael W. Reschke
                                        ----------------------------------------
                              Name:     Michael W. Reschke
                              Title:    President


                              Dated: September 21, 1998

                                     SIGNATURE


          After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 2 to Schedule 13D is true, complete and correct.

                              PRIME GROUP V, L.P.
                              By:  PGLP, Inc., its managing general partner


                              By:       /s/ Michael W. Reschke
                                        ----------------------------------------
                              Name:     Michael W. Reschke
                              Title:    President


                              Dated: September 21, 1998

EXHIBIT INDEX

EXHIBIT NUMBER      DESCRIPTION
- --------------      ------------

                    Customer Agreement by and between PGLP and Bear, Stearns Securities Corp. dated as of December 21, 1994, incorporated by reference to the filing persons' statement on
                    Schedule 13D, Amendment No. 1, dated as of August 20, 1998.